UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34765

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandon Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5101 Wheelis Rd Suite 112
(No. and Street)

Memphis (City) TN (State) 38177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Brandon 901-324-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr (Address) Sugar Land (City) TX (State) 77498 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Raymond Brandon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandon Investments, Inc, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

E DENBY BRANDON III
STATE OF TENNESSEE NOTARY PUBLIC
COUNTY OF SHELBY

Signature

CEO

Title

Notary Public

MY COMMISSION EXPIRES NOVEMBER 8, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDON INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2020

TABLE OF CONTENTS Page

Brandon Investments, Inc.
December 31, 2020

STATEMENT OF FINANCIAL CONDITION

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Brandon Investments, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brandon Investments, Inc as of December 31, 2020, the related statements of income, changes in shareholders' equity, and cash flows for the year ended December 31, 2020, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Brandon Investments, Inc as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brandon Investments, Inc's management. Our responsibility is to express an opinion on Brandon Investments, Inc financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brandon Investments, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Brandon Investments, Inc financial statements. The supplemental information is the responsibility of Brandon Investments, Inc management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

[signature]

We have served as Brandon Investments, Inc's auditor since 2019.

Sugar Land, Texas

Feb 19, 2021

STATEMENT OF FINANCIAL CONDITION

Brandon Investments, Inc.
December 31, 2020

ASSETS

Cash and cash equivalents	$ 237,085
Cash segregated under federal regulations	17
Commissions receivable	45,386
Prepaid expenses	8,088
Operating lease right-of-use assets	19,855
Furniture and equipment, net	190
Deferred tax asset	28,284
Total assets	$ 338,905

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 495
Accrued payroll taxes	51
Due to affiliate	7,249
Operating lease right-of-use liabilities	19,855
Accrued state franchise and excise tax	898
Total liabilities	28,548
Stockholders' equity	
Common stock, no par value, 100 shares authorized and issued	4,996
Retained earnings	382,406
Subtotal	387,402
Treasury stock, at cost, 26 shares	(77,045)
Total stockholders' equity	310,357
Total liabilities and stockholders' equity	$ 338,905

See notes to financial statements.

STATEMENT OF INCOME

Brandon Investments, Inc.
Year Ended December 31, 2020

Revenues	
Commissions	$ 724,155
SBA (PPP) Loan Forgiveness	20,833
Interest income	1,928
	746,916
Expenses	
Automobile expense	3,176
Depreciation	213
Dues and publications	6,154
Entertainment	6,939
Fringe benefits	5,270
Insurance	124,308
Miscellaneous expense	1,358
Office supplies and expense	17,771
Postage	3,912
Professional services	23,146
Profit sharing	183,000
Rent	44,850
Salaries	1,634,245
Taxes and licenses	81,109
Telephone	9,551
Travel	5,364
Administrative overhead reimbursement	(1,369,039)
	781,327
Income before income taxes	(34,411)
Income tax (benefit)	(12,982)
Net income	$ (21,429)
	==========

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Brandon Investments, Inc.
Year Ended December 31, 2020

	Treasury Stock	Common Stock	Retained Earnings	Total
Balance at January 1, 2020	$ (77,045)	$ 4,996	$ 403,835	$ 331,786
Net income		---	(21,429)	(21,429)
Balance at December 31, 2020	$ (77,045)	$ 4,996	$ 382,406	$ 310,357

See notes to financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATIED TO
CLAIMS OF GENERAL CREDITORS

Brandon Investments, Inc.
Year Ended December 31, 2020

Subordinated liabilities at January 1, 2020	$	---
No activity during year		---
Subordinated liabilities at December 31, 2020	$	---

See notes to financial statements.

STATEMENT OF CASH FLOWS

Brandon Investments, Inc.
Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$ (21,429)	
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation	213	
Deferred income taxes	(12,982)	
Changes in operating assets and liabilities		
Investments-money market mutual fund	1,183	
Accounts receivable	(1,142)	
Operating lease r-o-u assets	37,566	
Loan receivable	500	
Due from (to) affiliate	30,070	
Prepaid expenses	170	
Operating lease r-o-u liability	(37,566)	
Accounts payable	(1)	
Accrued payroll taxes	42	
Accrued state franchise and excise taxes	81	
Net cash used for operating activities		$ (3,295)
Net increase in cash and cash equivalents		$ (3,295)
Cash and cash equivalents at beginning of year		240,380
Cash and cash equivalents at end of year		$ 237,085

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Brandon Investments, Inc. (the Company) was organized on July 16, 1982, as a support organization of its affiliate corporation, Brandon Financial Planning, Inc. The Company operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and sells shares of open end investment companies or unit investment trusts, life insurance, and annuities. The Company derives its income from commissions on these sales. Commissions are recognized as the related services are performed.

The Company is exempt from provisions of SEC rule 15c3-3 under the Securities Exchange Act of 1934, in accordance with provisions of SEC rule 15c3-3(k)(1).

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash equivalents to include all highly liquid temporary interest-bearing deposits having an original maturity of three months or less.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

Continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities which relate to the cash basis of accounting used to prepare the income tax returns. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company accounts for uncertain tax positions as a contingency in accordance with GAAP. No amounts have been recognized or disclosed as a result of this implementation. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other expense, respectively. Income tax returns for 2015 and subsequent years are subject to examination by taxing authorities.

Fair Value of Assets and Liabilities

ASC 820 establishes a three-tier hierarchy, which prioritizes the inputs used in measuring the fair value of our financial assets and liabilities and are summarized into three broad categories:

Level 1—quoted prices in active markets for identical securities;

Level 2—other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3—significant unobservable inputs, including our own assumptions in determining fair value.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There are no changes during the year ended December 31, 2020, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

There were no financial assets and liabilities measured at fair value on a recurring basis at December 31, 2020.

Continued

Subsequent Events

Management has reviewed events occurring through February 19, 2021, the date that the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

2. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$ 120,012
Less accumulated depreciation	119,822
	$ 190

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2020, the Company had net capital of $ 208,554 which was $ 203,554 in excess of its minimum net capital required of $ 5,000.

4. RELATED PARTY TRANSACTIONS

Substantial managerial services, office facilities, and other benefits are provided by the Company to Brandon Financial Planning, Inc., which is affiliated with the Company through common ownership and control. The Company is reimbursed for such costs allocated to its affiliate. The allocations are based on the relative income of the entities. There were no other financial transactions between the entities during the year ended December 31, 2020.

Continued

During 2020, Brandon Financial Planning, Inc. earned 61.3% of the combined revenues of the two companies. Brandon Financial Planning, Inc. reimburses the Company for the common expense allocated to it. The expenses affected and the amounts which are being allocated are listed below:

Insurance-group	$ 76,136
Profit sharing	122,610
Rent	30,049
Salaries	1,094,944
Taxes-payroll	38,901
Telephone	6,399
	$1,369,039
	=======

5. RETIREMENT PLAN

The Company maintains a profit sharing plan for all eligible employees. Employees are eligible to participate in the plan upon attaining the age of 21 years, and completing 12 months of active service. Vesting begins with the second year of service and participants become fully vested after six years. Contributions, based on established percentages of eligible paid compensation, totaled $ 183,000 for the year ended December 31, 2020.

6. INCOME TAXES

Income taxes consist of the following:

Current		
Federal (refund)	$ -0-	
State	-0----	
Total current income taxes		$ -0-

Continued

Deferred		
Federal	(9,913)	
State	(3,069)	
Total deferred income taxes		(12,982)
Total income taxes		$ (12,982)

The difference between income taxes on income before income taxes and the amount computed by applying statutory federal tax rates relates principally to state income tax and nondeductible expenses.

At December 31, 2020, the Company has net operating loss carryforwards of $ 143,378 for federal income tax purposes and $ 157,812 for state income tax purposes.

7. LEASES

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-02, "Leases (Topic 842), and associated ASU's related to Topic 842, which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The Company adopted the new standard in 2019. Operating lease right of use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

The Company has a non-cancelable operating lease for its office space expiring May 31, 2021. rent expense under this lease was $ 44,850 in 2020. See footnote 4 for amounts reimbursed to the Company.

Future minimum operating lease payments at December 31, 2020 are as follows:

Year	
2021	$ 19,855
	$ 19,855

8. EXEMPTION FROM FILING FORM SIPC-7

Brandon Investments, Inc. claims an exemption from filing Form SIPC-7 through the filing of Form SIPC-3 because their business as a broker-dealer consists of the sale of variable annuities, registered open end investment companies or unit investment trusts and insurance.

9. FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the security industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

10. REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURTIES AND EXCHANGE COMMISSION
SCHEDULE I

Brandon Investments, Inc.
December 31, 2020
NET CAPITAL

Total stockholders' equity	$ 310,357
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	310,357
Deductions and/or charges for non allowable assets:	
Commissions receivable	45,386
Deferred tax asset	28,284
Operating lease right-of-use assets	19,855
Prepaid expenses	8,088
Furniture and equipment, net	190
	101,803
Net capital before haircuts on securities positions	208,554
Haircuts on securities	0
Net capital	$ 208,554
AGGREGATE INDEBTEDNESS COMPUTATION	
Liabilities from statement of financial condition	$ 28,548
Total aggregate indebtedness	$ 28,548
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 203,554
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 202,554
Percentage of aggregate indebtedness to net capital	13.69%

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed the Company's unaudited December 31, 2020 FOCUS report.

Brandon Investments, Inc
Supplementary Statements II & III Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As the Year-Ended December 31, 2020

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No Statement is required as no subordinated liability existed at any time of the year.

Statement Regarding Reserve Requirement and Possession or Control Requirement

The Company operates pursuant to section (k)(1) exemption provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemption provisions, the Computation of the Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Brandon Investments, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brandon Investments, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brandon Investments, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (exemption provisions) and (2) Brandon Investments, Inc stated that Brandon Investments, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Brandon Investments, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brandon Investments, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 19, 2021

EXEMPTION REPORT

2020

Brandon Investments, Inc. (the "Company")is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R, 5c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(1);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

BRANDON INVESTMENTS, INC.

I, Ray Brandon, affirm that to the best of my knowledge and belief, the Exemption Report is true and correct.

Ray Brandon

President

Brandon Investments, Inc.

February 19, 2021